

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

Charles Lauber
Chief Financial Officer
A. O. Smith Corporation
11270 West Park Place
Milwaukee, Wisconsin 53224-9508

      Re: A. O. Smith Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 14, 2023
          File No. 001-00475

Dear Charles Lauber:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing